Mail Stop 4561

August 1, 2006

VIA U.S. MAIL AND FAX (954-424-2230)

Mr. Quan Long Chen
Chief Executive Officer
Diversified Financial Resources Corp.
7951 SW 6th St.
Suite 216
Plantation, FL 33324

      Re: **Diversified Financial Resources Corp.**
            Item 4.01 Form 8-K
            Filed July 26, 2006
            File No. 000-22373

Dear Mr. Chen:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Form 8-K filed July 26, 2006

1. Please amend your Form 8-K to revise the statement that your "Board of Directors made the decision to replace its independent auditors…" to state specifically whether your former auditor resigned, declined to stand for re-election, or was dismissed.

2. With respect to your disclosure regarding disagreements between you and your former auditors, please revise your document to cover the interim period from the

date of the last audited financial statements to July 3, 2006, the date of termination of your relationship with Mendoza Berger & Company LLP. See Item 304(a)(1)(IV) of Regulation S-B. Include a letter from the former accountants addressing the revised disclosures in the amendment.

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;
· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Any questions regarding the above should be directed to me at (202) 551-3466.

Sincerely,

Matthew Maulbeck
Staff Accountant